UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form 20-D  [ ] Form N-SAR

[ ] Form N-CSR

For Period Ended:  March 31, 2013

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I – REGISTRANT INFORMATION

Full name of registrant:

AdvanSource Biomaterials Corporation

Former name if applicable:

N/A

Address of principal executive office (Street and number):

229 Andover Street

City, State and Zip Code:

Wilmington, Massachusetts  01887

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to limited accounting personnel, the Registrant was unable, without unreasonable effort and expense, to complete certain analysis and schedules in sufficient time to enable its independent registered public accounting firm to complete its audit of the Registrant’s financial statements to be contained in its Annual Report on Form 10-K for the period ended March 31, 2013 on or prior to the prescribed filing date of June 29, 2013.  The subject annual report on Form 10-K will be filed on or before the fifteenth (15th) calendar day following the prescribed due date of June 29, 2013.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

David Volpe	978-657-0075
(Name)	(Area Code & Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]Yes	[ ]No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes	[ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting the following:

•

Revenues

Total revenues for the fiscal year ended March 31, 2013 were $2,195,000 as compared with $1,866,000 for the comparable prior year period, an increase of $329,000, or 17.6%.

Product sales of our biomaterials for the fiscal year ended March 31, 2013 were $1,420,000 as compared with $925,000 for the comparable prior year period, an increase of $495,000, or 53.5%.  The increase is due to the growth in product sales from existing and new customers.

License, royalty and development fees for the fiscal year ended March 31, 2013 were $775,000 as compared with $941,000 for the comparable prior year period, a decrease of $166,000 or 17.6%.  We have agreements to license our proprietary biomaterial technology to medical device manufacturers and develop biomaterials for incorporation into medical devices under development by our customers.  Royalties are earned when these manufacturers sell medical devices which use our biomaterials.

The decrease in license, royalty and development fees is primarily due to the recognition of revenue related to a long-term license and consulting agreement (the “Agreements”) with a major international developer and manufacturer of medical devices, which was entered into in June 2011.  In June 2011, we received an initial payment of $150,000 (the “Initial Payment”) upon the execution of the Agreements.  In July 2011, we received a subsequent payment of $250,000 (the “Subsequent Payment”) upon the transfer of certain technology and know-how.  As a result, during the fiscal year ended March 31, 2012, we recognized revenue of $400,000 in connection with the Agreements.  During the fiscal year ended March 31, 2013, we achieved an additional milestone and recognized $20,000 of revenue in connection with the Agreements. Since inception of the Agreements, we have recognized revenue of $420,000, in the aggregate, through December 31, 2012.  The decrease in license, royalty and development fees was offset by the recognition of approximately $293,000 in royalty and product minimums during the fiscal year ended March 31, 2013.  The royalty and product minimums were earned in connection with a supply agreement with one domestic customer which provided for calendar year-based product and royalty minimums.  Accordingly, we reviewed all royalties earned from and product sold to this customer during the calendar year ended December 31, 2012 and, in the event actual royalties earned and product sold was less than the contractual minimums, the remaining balance was recognized during our fiscal year ended March 31, 2013.

•

Gross Profit

Gross profit on total revenues for the fiscal year ended March 31, 2013 was $1,382,000, or 63.0% of total revenues, compared with $969,000, or 51.9% of total revenues, for the comparable prior year period.  The increase in gross profit dollars and gross profit as a percentage of total revenues is primarily due to the effect of the royalty and product minimums recognized during the fiscal year ended March 31, 2013, as previously described, and the increase in product sales.

Gross profit on product sales for the fiscal year ended March 31, 2013 was $607,000, or 42.8% of product sales, compared with $28,000, or 3.0% of product sales, for the comparable prior year period.  The improvement in gross profit dollars and gross profit as a percentage of product sales is primarily due to continued improvement in our manufacturing cost structure and efficiencies in our manufacturing processes combined with the increase in product sales.  We believe our efforts to improve manufacturing overhead costs and processes have stabilized, and future growth in product sales, which future growth cannot be assured, should benefit gross profit on product sales.

•

Research, Development and Regulatory Expenses

Research and development expenses for the fiscal year ended March 31, 2013 were $444,000 as compared with $605,000 for the comparable prior year period, a decrease of $161,000 or 26.6%.  Our research and development efforts are focused on developing new applications for our biomaterials.  Research and development expenditures consisted primarily of the salaries of full time employees and related expenses, and are expensed as incurred.  The decrease in research and development expenses is primarily a result of the elimination of non-essential departmental resources.  Management believes its current research and development resources meet the needs of our customers and internal development needs.

•

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2013 were $1,609,000 as compared with $1,844,000 for the comparable prior year period, a decrease of $235,000 or 12.7%.  The decrease is primarily due to reductions in legal, accounting and regulatory fees and insurance costs.

•

Interest and Other Expenses

Interest and other expenses for the fiscal year ended March 31, 2013 were $340,000 as compared to $316,000 for the comparable prior year period.  During the fiscal year ended March 31, 2012, interest expense is composed of i) $280,000 of cash paid in connection with the financing obligation, ii) $53,000 of interest accrued in connection with the financing obligation and iii) $7,000 of amortized deferred financing costs.  During the fiscal year ended March 31, 2012, interest expense of $165,000 is primarily composed of i) interest incurred on the $800,000 promissory note issued in July 2011, ii) the amortization of related deferred financing costs, and iii) interest incurred on the long-term financing obligation.  Loss on extinguishment of promissory note of $151,000 is composed of the write-off of remaining deferred financing costs and the prepayment penalties incurred as a result of the early extinguishment of the promissory note.

•

Liquidity and Capital Resources

As of March 31, 2013, we had cash of $103,000, an decrease of $381,000 when compared with a balance of $484,000 as of March 31, 2012.

During the fiscal year ended March 31, 2012, we had net cash outflows of $424,000 from operating activities as compared with net cash outflows of $1,752,000 for the comparable prior year period.  Our uses of cash for operating activities have primarily consisted of salaries and wages for our employees; facility and facility-related costs, material and overhead costs used in production, laboratory supplies and materials, and professional fees.  The sources of our cash flow from operating activities have consisted primarily of payments received from customers on the sale of polymer products and fees earned on license, royalty and development agreements.  Net cash flows used in operating activities decreased by approximately $1,328,000, as compared to the comparable prior year period, primarily due to (i) increased product sales and timely collection of receivables; and ii) improvements in gross profits from product sales due to the positive effect of our cost containment efforts and increased efficiencies with respect to production.

During the fiscal year ended March 31, 2013, we had net cash outflows from investing activities of $10,000 related to deposits on the building lease as compared to no net cash outflows for the comparable prior year period.

During the fiscal year ended March 31, 2013, we had net cash inflows of $53,000 from financing activities as compared to $1,759,000 for the comparable prior year period.  The net cash flows from financing activities of $53,000 during the fiscal year ended March 31, 2013 represents accrued interest on financing obligations.  The net cash flows from financing activities during the fiscal year ended March 31, 2012 is primarily due to the sale of our land and building for $2,000,000, less approximately $102,000 of transaction costs, and was accounted for as a financing transaction.  During the three months ended September 30, 2011, we issued a Commercial Real Estate Promissory Note in the principal amount of $800,000, net of financing costs of $67,000 (the “Note”).  The Note was secured by our land and building pursuant to the terms and conditions of the Note and a mortgage in favor of the lender.  The principal amount of the Note was repaid in connection with the December 22, 2011 financing transaction, including a $99,000 prepayment penalty, and the mortgage was discharged.

A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K to be filed.

AdvanSource Biomaterials Corporation

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized by the Chairman of the Board of Directors.

By:  /s/  Michael F. Adams

Michael F. Adams

President and Chief Executive Officer

Date:  July 1, 2013

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).